FOIA Confidential Treatment Requested by United Continental Holdings, Inc., United Air Lines, Inc. and Continental Airlines, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

November 7, 2011

VIA EDGAR (“corresp”)

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	United Continental Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 22, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed July 26, 2011

File No. 001-06033

United Air Lines, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 22, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed July 26, 2011

File No. 001-11355

Continental Airlines, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 22, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed July 26, 2011

File No. 001-10323

Dear Mr. Shenk:

This letter responds to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the United Continental Holdings, Inc. (“UAL”), United Air Lines, Inc. (“United”), and Continental Airlines, Inc. (“Continental”, and, together with UAL and United, the “Company”) Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) and Form 10-Q for the fiscal quarter ended June 30, 2011 (the “Second Quarter 2011 Form 10-Q”), as set forth in the Staff’s letter dated October 25, 2011. For your convenience, the Staff’s comment is repeated below in bold, with the Company’s response to the comment set forth immediately thereafter.

Due to the commercially sensitive nature of certain information contained herein, this response letter is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “CTR letter”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of: (a) the marked portions (the “Confidential Information”) of this response letter; and (b) the accompanying CTR letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, each page of this response letter has also been clearly marked with the legend “Confidential Treatment Requested by United Continental Holdings, Inc., United Air Lines, Inc. and Continental Airlines, Inc.” and each page is marked for the record with the identifying numbers and code “UCH-1” through “UCH-9.”

Pursuant to Rule 83, a copy of the CTR letter also is being delivered to the Commission’s FOIA Office.

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Form 10-K for Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 170

1.	Please refer to the management report on internal control over financial reporting (“ICFR”) that was included in your response to our prior comment eight. We note that you have inadvertently indicated that you evaluated the design and operating effectiveness of ICFR as of December 31, 2009. Please ensure that the report on ICFR included in your amended Form 10-K refers to the appropriate date as of which effectiveness was measured.

Response:  We have filed the 2010 Form 10-K/A on October 28, 2011 which included the report on ICFR which was inadvertently omitted from the Company’s 2010 Form 10-K. The report refers to the appropriate date of December 31, 2010.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements

Combined Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. New Accounting Pronouncements

Passenger Tickets, page 15

2.	Please refer to your response to our prior comment 11. We note that in connection with the adoption of ASU 2009-13, you began applying a “fulfillment discount” against the weighted-average estimated ticket value (“ETV”) of mileage credits to determine the estimated price at which you would sell mileage credits. In this regard, it appears that you determined that the application of a fulfillment discount was appropriate because (I) you did not believe that ETV was a suitable proxy for estimated selling price, since “it did not include a factor representing how many of the credits were ultimately required to be fulfilled,” and (II) you have “concluded that the price for which [you] would sell mileage credits should reflect the consideration that a certain percentage of mileage credits will never have to be settled.”

Notwithstanding the reasons that you have provided for the accounting change, as noted above, it remains unclear to us how you determined that ETV, net of a fulfillment discount, reflects an appropriate estimate of the selling price for your mileage credits. In this regard, we note that for business reasons, it would appear unlikely that you would sell mileage credits for significantly less their estimated ticket value – particularly, as doing so could presumably result in the direct purchase of mileage credits becoming a less expensive means for your customers to acquire plane tickets. Incidentally, we also note that both United and Continental currently sell miles to customers on their respective websites (i.e., at www.ualmiles.com/personalmiles.jsp and www.continental.com/web/en-US/apps/onepass/buymiles/selection.aspx) for prices that substantially exceed the weighted average ETV of mileage credits, as noted from your response. In addition, it is not clear to us why you believe that the estimated selling price of

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mileage credits should give consideration to the fact that a certain percentage of the credits will never have to be settled, given that mileage credits which you expect to expire unused are already recognized prior to redemption, pursuant to your accounting policy for “breakage.”

Given our observations regarding (I) the prices at which you currently sell miles to customers, (II) your accounting treatment for miles expected to expire unused (i.e., “breakage”), and (III) the business reasons why it would not be prudent for you to sell mileage credits for less than their weighted-average ETV, please explain to us in further detail why you believe that the estimated selling price ascribed to your mileage credits should reflect a fulfillment discount. Alternatively, please consider revising your accounting and advise. In addition, if you continue to believe that your current estimated selling price for mileage credits is appropriate, please explain to us how you determined that a fulfillment discount of approximately 37.5% is appropriate, given that your disclosure on page 64 of your fiscal year 2010 Form 10-K indicates that the percentage miles expected to expire or go unredeemed was only 24% for both United and Continental.

Response:  We do allow members to acquire miles through our websites. We do not believe the selling price of these miles under this program represents “estimated selling price” for the following reasons:

—	This program is only intended to allow our customers who are close to achieving a travel award to “top-up” their accounts by purchasing an incremental amount of miles.

—

The total miles purchased by our customers under this program are insignificant to the total miles awarded in any given period (less than 1/3 of 1 percent of the all miles awarded for the nine months ended September 2011).

—

Were the customer to purchase the total miles needed for travel (e.g. 25,000 miles) through this program, the effective ticket price paid would significantly exceed average ticket fares for the same travel purchased for cash. As a result, we would never expect a customer to purchase travel through this program by buying an entire award.

The company’s core business is selling air travel. The frequent flier miles awarded to program members is an incentive to encourage them to travel on United. This incentive is most frequently exercised to earn a free travel award once sufficient miles are accumulated. In our program over 95% of the miles redeemed are for travel awards on United or our other airline partners.

As all substantive transactions involving frequent flier miles are bundled transactions, such as miles earned as part of a ticket or as part of another agreement, such as those sold to our co-branded credit card provider, we are required under FASB ASC 605-25 to estimate the selling price for a mile. As a result, we conclude that the best way to estimate the selling price for miles is to value the air travel we expect to provide upon redemption of these miles. However, our pricing for these miles takes into consideration the fact that we are aware that a percentage of miles issued will never be redeemed for travel. Additionally, our customers would demand a similar discount on the miles because they would realize that not all of the mileage purchases will ultimately be used.

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In our previous letter, we described this methodology as valuing all outstanding miles at an equivalent ticket value, then applying a fulfillment discount to get to the selling price. Another way of saying this is that the selling price for all miles issued is equal to the value of the travel we would have to provide upon the redemption of that population of miles issued. The total dollar value deferred for issued miles is then subject to recognition (including the value of breakage) as described in the table below, which results in the recognition of an amount per travel award that equals the equivalent ticket value of the tickets redeemed.

		All Miles	Expected to Redeem	Expected to Expire
Original Deferral

Miles Accumulated	A	40,000	25,000	15,000

Equivalent Ticket Value	B	$.01
Fulfillment Discount	C	37.5%
Estimated Selling Price	D=B*(1-C)	.00625
Deferred Revenue	E=A*D	$250	$250	$0

Mileage Redemption/Expiration

Miles Redeemed			25,000	-
Miles Expired			-	15,000
Passenger Revenue Recognized			$250	$0

To further illustrate this concept, assume a company made the decision to provide their employees air travel. They could either buy discounted tickets individually to selected locations or buy a large number of miles to award each of their employees. We believe in such a transaction they would effectively do just as we did in making this estimate and look to the ultimate product they were receiving travel or tickets as a way of arriving at the price they would be willing to pay.

This treatment is consistent with International Financial Reporting Interpretation Committee Standard 13 (“IFRIC 13”). While FASB ASC 605-25 does not provide guidance beyond considering entity-specific and market factors in determining best estimate of selling price, IFRIC 13 includes guidance for determining the “fair value” of an award credit which we believe to be similar to the estimated selling price of the travel award component. IFRIC 13 states that both the amount of the discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale and the proportion of award credits that are not expected to be redeemed by customers should be factors used to determine the fair value of the award credit.

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[***]	Confidential Treatment Requested by United Continental Holdings, Inc., United Air Lines, Inc. and Continental Airlines, Inc.

Finally, our fulfillment discount of [***]% is reasonable based on the following methodology. Our system breakage of [***]% is an overall system average including miles earned from all sources. The average is made up primarily of two distinct groups, those who hold the Chase Mileage Plus credit card and those who do not. The breakage rate for holders of the Chase Mileage Plus credit card is [***]% and includes both flight miles and miles earned via card purchases. The breakage rate is [***]% for those who do not hold a credit card and earn miles almost exclusively through flight activity. The [***]% fulfillment discount for flight miles is the weighted average of the breakage rate for flight miles earned by those who do not hold a credit card and for flight miles earned by those who do hold a Chase Mileage Plus credit card. This computation excludes miles earned via card purchases (which, when included, further reduces the overall program breakage rate to [***]%).

Co-branded Credit Card Partner Mileage Sales, page 16

3.	Please refer to (I) your response to our prior comment 13 and (II) your disclosure regarding “co-branded credit card partner mileage sales,” beginning on page 16 of your Form 10-Q for the quarterly period ended June 30, 2011. We note that the application of the guidance outlined in ASU 2009-13 to your new co-branded credit card agreement with Chase (the “Chase contract”) is, initially, expected to result in the recognition of $70 million of incremental “other revenue” per quarter, while reducing reported “passenger revenue” by $20 million per quarter. In this regard, we acknowledge that upon adoption of ASU 2009-13, you expect to recognize approximately 48.5% of the revenue attributable to your Chase contract as “other revenue,” as compared to approximately 35% prior to adoption. However, despite the aforementioned shift in the percentage of revenue that will be recognized as “other revenue,” rather than “passenger revenue,” it is not clear to us why the quarterly impact to “other revenue” and total reported revenue would be so significant – particularly, as your response suggests that the revenue allocated to the “lounge passes and memberships” and “baggage fees” would not be recognized immediately upon the sale of miles. In this regard, please tell us and quantify all factors that are contributing to the $70 million of incremental “other revenue “expected to be recognized on a quarterly basis. As part of your response, please specifically quantify for us (A) the total number of mileage credits expected to be sold on an annual basis under the Chase contract, (B) the annual proceeds expected to be received for mileage credits sold over the duration of the Chase contract, (C) the actual change in the unit value assigned to mileage credits as a result of the adoption of ASU 2009-13, (D)the number of mileage credits expected to be redeemed and/or break on either a quarterly or annual period, as appropriate, (E) your estimate of the amount of revenue that will be recognized quarterly and/or annually for proceeds that were allocated to “lounge passes and memberships” and “baggage fees,” respectively, and (F) the amount of incremental “other revenue” expected to be recognized quarterly, due to the additional $200 million of proceeds expected to be received under your new Chase contract.

Response. The estimated other revenue increase of $70 million is primarily due to the impact of the change in the allocation between transportation related and non-transportation related items under the relative selling price method and secondarily to

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the introduction of new elements (noted as N/A in table 1) which were not present in the previous contract. As discussed in our previous response, prior to the adoption of FASB ASC 605-25, we used the residual method to allocate the arrangement consideration to the identified deliverables in the arrangement. As Table 1 below shows, under the residual method approximately 30% of the purchase price value was allocated to non-transportation elements. However, under the relative selling price method, approximately 48.5% of the value is allocated to non-transportation items.

This increase in the allocation to non-transportation components results in an average annual increase in other revenue over the life of the contract of approximately $80 million per quarter. We disclosed an impact of $70 million per quarter in our most recent Form 10-Q as the amounts are expected to start lower at the beginning of the contract and build to higher amounts with more cardholders and mileage sales by the end of the contract term.

Table 1

	Amended Contract	Old Contract
Transportation Sub Total	51.5%	70.0%

Use of United Brand and Access to Member Lists	36.7%	30.0%
Lounge Passes and Memberships	5.7%	N/A
Baggage Fees	4.1%	N/A (1)
Advertising Elements	2.0%	N/A (1)
Non-Transportation Sub Total	48.5%	30.0%
Total	100.0%	100.0%

(1)          Under the previous accounting method brand and advertising values were not required to be separated.

Table 2 contains certain data requested in items A through C. For item D, the breakage on miles for members who hold the Chase Mileage Plus card has been estimated to be [***]% through an independent third party actuarial study.

For item E, the revenue related to the new non-transportation items in the amended contract is derived by applying the allocation percentages above, to the total proceeds from the Chase contract to determine the revenue allocation. The allocation percentages represent the relative selling price of each deliverable within the Chase contract, which is derived from the allocation of total cash flows over the contract term to each element based upon their individual estimated selling prices. The allocated revenue is then recognized based on our existing revenue recognition policies, for these services (e.g. for bags, revenue is recognized when the related travel is provided). In the case of bag fees we expect to recognize approximately $[***] million per year in revenue over the life of the contract. Similarly, we expect to recognize annual revenue of approximately $[***]

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million from lounge passes and memberships which are recognized when the access is provided or, in the case of annual memberships, the revenue is amortized over the one-year life of the membership.

Item F relates to the $200 million additional advance purchase of miles required by the contract. Accounting for these miles will be consistent with the accounting for all miles issued under the program. Per the contract, Chase cannot issue these miles to its members prior to 2017, and therefore would not have any impact on earnings until 2017 or later.

Table 2

Amount
Total mileage credits expected to be sold annually (in billions)	[***]
Annual proceeds (in millions)	$[***]
Deferral rate -new accounting	$[***]
Deferral rate – old accounting	$[***]
Reduction in deferral rate	$[***]
Annual impact of allocation change from travel to non-travel elements (in millions)	$[***]
Quarterly impact of allocation change from travel to non-travel (in millions)	$[***]

4.	Based upon your response to our prior comment 13, you recognize co-branded credit card agreement proceeds that are allocated to the “use of the United brand” (“brand usage”) and “access to frequent flyer member lists” (“membership list access”) as revenue when payment is received from the successful use of the brand and lists. In this regard, it would appear that most of the value attributable to “brand usage” and “membership list access” would be conveyed in the first year of the agreement. However, we also note that, oftentimes, your co-branded credit card agreements involve the receipt of proceeds and the issuance of miles over several years. In this regard, please clarify for us whether the aggregate contract proceeds allocated to the “brand usage” and “membership list access” elements of your co-branded credit card agreements are typically recognized (I) when access to the branding and member lists is provided (e.g., in year one of the contract) or (II) periodically over the full contract term. In this regard, please also explain to us why you believe that your accounting treatment (i.e., the timing of recognition) is appropriate and tell us whether the timing/pattern of recognition changed in connection with the adoption of ASU 2009-13. If the revenue attributable to the aforementioned contract elements is recognized over the full contract term, please tell us the basis used to measure the amount of revenue that should be recognized in an individual reporting period. Alternatively, if the total revenue allocated to the aforementioned deliverables is recognized when you provide access to the branding and member lists, please tell us whether the $70 million quarterly increase to “other revenue,” which you have projected will result from the application of ASU 2009-13 to your newco-branded credit card agreement with Chase, is expected to extend beyond year one of the agreement.

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Response.  Consideration received each reporting period will be allocated based upon the relative selling price as noted in our response to your prior comment 13. Revenue will be recognized for the allocated consideration consistent with each element’s revenue recognition policy (i.e. transportation revenue is deferred until time of redemption flight activity). The value attributable to the “brand usage” and “membership list access” is conveyed to Chase over the contract term. The continued marketing and acquisition of new Mileage Plus members and new cardholders occurs continuously over the full contract term. Chase also receives the ongoing benefit of access to Mileage Plus and OnePass frequent flyer customer lists with a combined approximately 90 million members, which includes three million new members added in the last twelve months.

The aggregate contract proceeds allocated to the “brand usage” will be recognized over the full contract term as miles are issued to card member’s accounts, as we believe the issuance of a mile to a customer is the culmination of the brand earning process. The adoption of ASC 605-25 did not impact the timing/pattern of revenue recognition.

5.	Please refer to your response to our prior comment 13. It appears that the incremental net revenue (i.e., the incremental “other revenue,” net of the decrease in “passenger revenue”) recognized in connection with the adoption of ASU 2009-13 may materially impact your reported income – particularly since, incremental costs attributable to the additional recognized revenue appear to be insignificant. However, due to the decrease in proceeds from the Chase contract that will initially be allocated to mileage credits and subsequently recognized as passenger revenue (i.e., upon redemption), it would appear that the incremental “other revenue” that you expect to be recognized, as well as the related benefit to reported income, should eventually be fully offset by a decrease in the amount of passenger revenue that will be recognized in future periods. Given that the adoption of ASU 2009-13 only appears to result in a temporary increase to reported revenue and income, we believe that it would be appropriate for you to disclose the estimated period over which the temporary benefit from the accounting change is expected to be realized. In addition, if the benefit of the accounting change is expected to progressively decline (e.g., annually), we believe that it would be appropriate for you to disclose such trend and provide additional quantitative information regarding your expectations, when estimable. Please revise your disclosure accordingly or advise.

Response.  We agree with your statement that conceptually the increase in Other Revenue will be fully offset by a decrease in the amount of Passenger Revenue through a reduction in the redemption rate over time due to a lower amount deferred. Given historical redemption trends, the average redemption period for a majority of the miles is within four years from the date of sale. We will revise our future disclosures to indicate that the benefit of the accounting change will decline over that time period. Our ability to project the annual decline for each year is significantly impacted by credit card sales volumes, frequent flyer redemption patterns, and other factors.

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[***]	Confidential Treatment Requested by United Continental Holdings, Inc., United Air Lines, Inc. and Continental Airlines, Inc.

With respect to the preceding responses, the Company acknowledges the following:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this letter, the Company would appreciate the opportunity to discuss the comments with the Staff. Please direct any questions about this letter to me at (312) 997-2919 or Chris Kenny at (312) 997-2926.

Sincerely,

/s/ Zane C. Rowe
Zane C. Rowe
Executive Vice President and
Chief Financial Officer

cc:	Jeffery A. Smisek
Brett J. Hart

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